EXHIBIT 99.1

Profound Medical Announces Preliminary Unaudited Fourth Quarter and Full Year 2020 Revenues

TORONTO, Jan. 05, 2021 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today announced preliminary unaudited revenues for the fourth quarter and full year 2020. Profound is providing this information due to the significant lag time between planned investment community meetings to be held in connection with, among other investor events, the 39th Annual J.P. Morgan Healthcare Conference, and its expected reporting of final 2020 results in March 2021.

Profound anticipates total revenues for the fourth quarter of 2020 to be approximately $3.7 million, representing growth of 32% year-over-year and 24% sequentially over the previous quarter. For the full year 2020, Profound anticipates total revenues to be approximately $9.7 million, which compares to $5.5 million in 2019. These figures are preliminary and unaudited, and actual revenues may differ.

“We believe the strong sales performance in the fourth quarter, which was achieved in the face of continuing COVID-19 headwinds for the medical device industry, speaks to the strength of both our technology and business model,” commented Arun Menawat, Profound’s CEO. “While we remain cautious about the scope and pace of U.S. TULSA-PRO® commercial adoption in the near-term due to the pandemic, we are also energized going into 2021.”

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids, palliative pain treatment and osteoid osteoma; Profound’s preliminary unaudited fourth quarter and full year 2020 revenues; and the success of Profound’s U.S. commercialization strategy and activities for TULSA-PRO®. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849